FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated November 03, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Nov 03, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 - 2 andar São Paulo, SP - Brasil 05093-901 tel. +55 11 2113-3552 www.sadia.com.br

”SADIA S.A. BOARD OF DIRECTORS’ PROPOSAL TO FOR THE EXTRAORDINARY
SHAREHOLDERS’ MEETING AND TO FOR THE SPECIAL PREFERRED
SHAREHOLDERS MEETINGS:

To the Shareholders – In view of the need to amend partially the provisions of the Bylaws to improve good corporate governance practices and aiming to align the interests of the shareholders of ordinary common shares and those of shareholders of preferred shares and, further, to add value to the Company’s equity, the Board of Directors, upon a proposal made by the Management, in accordance with the provisions under letter “a” of item VII, article 17 of the Company’s Bylaws, submits to the approval of the Extraordinary Shareholders Meeting and to the subsequent ratification by the Special Preferred Shareholders Meeting, to be held on December 15, 2005, at 02:00 p.m. and 03:30 p.m., respectively, at the Company’s headquarters, the following amendments to the Bylaws: 1 – In Article 12, letter "b": (i) Give preferred shares the right to be included in a public offering resulting from the disposal, if any, of the Company’s control, and thus entitle shareholders of preferred shares to a minimum price equal to eighty percent (80%) of the amount paid per share with voting rights which is an integral part of the control block; and (ii) in exchange, exclude the advantage of receiving dividends at least 10% higher than those established for ordinary common shares, and thus the dividends previously established by the Company’s Bylaws for preferred and ordinary common shares becomeing equal; 2 – Consolidation of the Company’s Bylaws: Once this proposal is approved, the corresponding provision in the Bylaws shall be amended and consolidated as follows:

"SECTION III
PREFERRED SHARES

ARTICLE 12

PREFERRED shares are not entitled to vote and shall enjoy the following advantages:

a) priority in the proportional, non-cumulative receipt of twenty-eight percent (28%) of the net income for the year, as minimum dividend, competing in equal terms with ordinary common shares in any dividend allocated above that percentage;

b) the right to be included in the public offering for the disposal of control, in accordance with the conditions set forth in art. 254-A, with the wording given by Law 10303, of 10/31/2001, with the assurance of a price at least equal to eighty percent (80%) of the amount paid per share with voting rights and which is an integral part of the control block;

c) priority in capital reimbursement in case the Corporation is wind upliquidated.

Sole Paragraph - Preferred nonvoting shares shall be entitled to exercise this right if the Corporation fails to pay, for at least three (3) consecutive years, the minimum dividend to which they are entitled and such right shall continue up to the payment of the first subsequent dividend.

This is the proposal submitted by the Board of Directors for approval by the shareholders. São Paulo, 10/27/2005.”